UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

DICK'S SPORTING GOODS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

001-31463	16-1241537
(Commission File Number)	(I.R.S. Employer Identification No.)

345 Court Street
Coraopolis, Pennsylvania	15108
(Address of Principal Executive Offices)	(Zip Code)

Jonathan Cwynar
(724) 273-3400
(Name and telephone number, including area code, of the person to contact in connection with

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1- Conflict Minerals Disclosure

ITEM 1.01. Conflict Minerals Disclosure and Report

This Form SD (the “Report”) of DICK’S Sporting Goods, Inc. (the "Company") has been prepared pursuant to Rule 13p-1 and Item 1.01 of Form SD promulgated under the Securities Exchange Act of 1934, as amended (collectively, the “Rule”), for the reporting period January 1, 2022 to December 31, 2022 (the “Reporting Year”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the "3TG Minerals", are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The "Covered Countries" for the purposes of the Rules and this Report are the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. "Conflict Minerals" are 3TG Minerals that originate from a conflict zone in one or more of the Covered Countries.

The Company is a retailer of high-quality authentic athletic equipment, apparel and footwear, intended to enhance our customers' performance and enjoyment of athletic pursuits. The Company purchases merchandise from approximately 1,500 third-party vendors, under brand names that we do not own or control. The Company also offers products under brands that it owns or licenses. The Company contracts with third parties for the manufacturing of products that meet the specifications required by the Company for sale under the brand names that are owned or licensed by the Company. The Company does not directly manufacture any products.

The Company's supply chain with respect to potential “Covered Products”, products that meet the specifications required by the Company marketed for sale under the brand names that are owned or licensed by the Company, is complex. There are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original source of 3TG Minerals. The Company does not directly manufacture any products. Instead, the Company contracts with third party suppliers for the manufacturing of products that meet the specifications required by the Company. Those suppliers may manufacture the products or may, in turn, contract with other third parties for the manufacturing of the products. The Company purchases finished products from those suppliers. Therefore, the Company does not directly purchase components or other supplies for its products nor does it directly purchase 3TG Minerals from mines, smelters or refiners. The Company is dependent on its suppliers to provide information regarding the origin of 3TG Minerals contained in the Covered Products.

Conflict Minerals Disclosure

Overview

We refer to products that are covered by the Rule in this Report as "Covered Products". Covered Products are products that, pursuant to the Rule, the Company would be deemed to manufacture or contract to manufacture that contain or may contain 3TG minerals deemed necessary to the functionality or production of the product. For the Reporting Year, the Company identified Covered Products within the following categories:
•Golf- Golf Clubs (Tin)
•Soccer- Soccer Bags, Training Accessories (Tin)
•Baseball- Helmets, Training Accessories (Tin)
•Basketball- Training Accessories (Tin)
•Lacrosse- Training Accessories (Tin)
•Hockey- Skates, Training Accessories (Tin)
•Football- Training Accessories (Tin)

The products covered by this Report represent less than 1% of the total products available for sale by the Company or its subsidiaries, measured at the end of the Company's fiscal year.

The Company has adopted a Conflicts Mineral Policy that requires all suppliers of Covered Products to comply with the Company’s Conflict Minerals Compliance Program and timely and accurately respond to requests regarding the usage of 3TG Minerals in the Covered Products. Compliance with the Company’s Conflicts Minerals Compliance Program includes completing supplier education and training and completing a Conflicts Minerals survey used by the Company to reasonably determine the country of origin of 3TG Minerals necessary to the functionality or production of the Covered Products. Suppliers who do not comply with DICK’S Sporting Goods Conflict Mineral Compliance Program requests in a timely, accurate manner are subject to sanctions that may include administrative fees or termination of the commercial relationship. The Company’s Conflict Minerals Policy is publicly available at: investors.dicks.com/governance/governance-documents/default.aspx

The Company has also developed an internal system of controls and procedures to enable the Company to identify products that may be Covered Products pursuant to the Rule and suppliers for such Covered Products, conduct a reasonably country of origin inquiry (“RCOI”) (described further below), and if required by the Rule, conduct due diligence on the source and chain of custody of any 3TG Minerals that originated from, or that the Company has reason to believe may have originated from, a Covered Country.

Reasonable Country of Origin Inquiry

The Company conducted in good faith an RCOI designed to reasonably determine whether any of the 3TG deemed necessary to the functionality or production of the Covered Products originated in a Covered Country or are from recycled or scrap sources, as defined in the Rule. The Company is dependent on its suppliers to provide information regarding the origin of 3TG Minerals contained in the Covered Products. As a result, the Company's RCOI focused on a supplier survey process that sought information about the sources of 3TG Minerals contained in the Covered Products. Suppliers who received the survey are referred to as “Covered Suppliers” in this Report.

The Company utilized the Responsible Minerals Initiative Conflict Minerals Reporting Template (the "Survey") developed by the Responsible Minerals Initiative in order to obtain information from its Covered Suppliers.
•The Company notified each Covered Supplier of its Conflict Minerals Policy, including the Company’s policy that any supplier that did not timely and accurately complete the Survey could be subject to sanctions.
•Each Covered Supplier was asked to complete the Survey. The Company reasonably relied on the representations and certifications provided by the Covered Supplier in the survey.
•To assist Covered Suppliers in completing the survey, the Company provided web-based training to the Covered Suppliers through the Company's online vendor portal, with training materials provided in English, Spanish and Simplified Chinese. Training materials were developed internally and by the Retail Industry Leaders Association.
•Covered Suppliers were required to acknowledge their receipt of the Survey and the training materials.
•Covered Suppliers who provided survey responses that raised red flags, due to incompleteness or assertions that were not independently verifiable (for example, inconsistent assertions over product composition, or claims that the 3TG Mineral was sourced from a country with limited known reserves of the mineral in question) were re-engaged for additional information.
•If smelter information was provided by the Covered Supplier, the Company reviewed named smelters with listed smelters that had been certified as "Conflict Free" through the Conflict-Free Smelter Program.
•The Company reviewed the results of the Surveys and other inquiries to reasonably determine the country of origin of 3TG Minerals, whether the 3TG Minerals came from, or the Company could reasonably believe it came from, recycled or scrap sources or whether the Company had any reason to believe that any of the 3TG Minerals may have come from a Covered Country and did not come from a recycled or scrap source.

The information obtained by the Company as part of the RCOI (1) was sufficient to permit the Company to determine whether the 3TG Minerals necessary to the functionality or production of the Covered Products originated at a location outside of the Covered Countries; (2) was sufficient to permit the Company to determine whether the 3TG Minerals necessary to the functionality or production of the Covered Products came from recycled or scrap sources; or (3) gave the Company no reason to believe that any of the 3TG Minerals necessary to the functionality or production of the Covered Products originated in a Covered Country. The Company has reason to believe the representations and certifications from the Covered Suppliers were sufficiently accurate and the Company did not perceive any warning signs that 3TG Minerals may have originated from a Covered Country.

Therefore, (1) the Company determined that the 3TG Minerals necessary to the functionality or production of the Covered Products either: (a) originated in a location other than in a Covered Country; or (b) came from recycled or scrap sources; or (2) the Company has no reason to believe that any of the 3TG Minerals necessary to the functionality or production of the Covered Products may have originated in a Covered Country.

The Report is publicly available on the Company's Investor Relations site available through investors.DICKS.com.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DICK'S SPORTING GOODS, INC.

Date: May 25, 2023	By:	/s/ JOHN E. HAYES, III
	Name:	John E. Hayes, III
	Title:	SVP – General Counsel and Corporate Secretary